November 1, 2023


VIA E-MAIL

Ms. Kellilyn Greco, Esq.
Faegre Drinker Biddle & Reath LLP
320 South Canal St., Suite 3300
Chicago, IL 60606

               Re:     AMG Pantheon Credit Solutions Fund
                       File Nos. 333-274875 and 811-23905
Dear Ms. Greco:
        On October 5, 2023, you filed a registration statement on Form N-2 on behalf of
AMG Pantheon Credit Solutions Fund (the    Fund   ) to register shares of the
Fund. Our
comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement.
Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses.

PROSPECTUS
Cover Page, pages 1 & 2
1. You list three shares of classes and on Page 2 of the prospectus, you state that you will apply for exemptive relief for a multi-class Fund. Explain supplementally to the staff whether the Fund has applied for exemptive relief for the multiple class structure, and if the Fund has applied, please explain the status of the exemptive application.
2. The ticker symbols are not complete. Please complete all blank or tentative fields in the entire registration statement.
3. On the Cover Page, you list the sales price of the Fund shares to be Current Net Asset
   Value and the Proceeds to the Fund to be Current Net Asset Value. You have a line item for the sales charge that is not listed at zero. Please supplementally explain to the staff whether you intend to charge a sales charge or not. Please amend the table to either reflect a zero sales charge or, if a sales charge is contemplated, amend the description of the proceeds to the Fund.
 Ms. Kellilyn Greco, Esq.
Page 2
November 1, 2023

4. Item 1.g of Form N-2 requires a table listing certain information. Please explain supplementally to the staff why footnote 3 is relevant to this table. Unless it will impact the proceeds to the Fund, please delete and address this in the fee table required later in the prospectus to show how the information in footnote 3 will impact the fees that the Fund will pay once the Fund is operational.
5. Item 1.b requires identification of the type of fund and a brief statement
of the Fund   s
   investment objectives, not investment policies. If you keep a brief statement of the principal investment policies of the Fund, please:
       a) rephrase the 80% policy to refer to debt securities, not credit securities, and then briefly define how the Fund interprets debt securities (i.e., public or private credit investments).
       b) The prospectus later states that the Fund can invest in preferred securities. If preferred securities are to be part of the 80% policy, please include those in the definition.
       c) See Comments 9-10 later and make conforming changes. The disclosure of the
       Fund's investment policies should be shorter in the cover page and synopsis with cross references to the section of the prospectus detailing the disclosure required by
       Item 8.2.
6. The second paragraph on Page 2 of the Prospectus in the section entitled Offering of
   Shares, states the minimum purchase requirements for the three classes of shares, and
   further states that the Fund,    in its sole discretion    may accept
investments below the
   stated minimums. Given that the Fund will invest more than 15% of its net assets in private funds excluded from the investment company definition pursuant to sections
   3(c)(1) and 3(c)(7), please supplementally confirm to the staff that the Fund will not accept minimum initial investments below $25,000 for any class of shares.
7. Please supplementally explain the percentage of assets which the Fund anticipates investing in private funds excluded from the investment company definition pursuant to sections 3(c)(1) and 3(c)(7).
8. On Page 3 of the prospectus, you state that the shares will not be publicly traded.
   Please disclose the special risks associated with non-traded closed end funds relevant to the Fund on the cover page. Examples of such disclosure, include:
   x   The amount of distributions that the Fund may pay, if any, is uncertain.
   x   The Fund may pay distributions in significant part from sources that may not be
       available in the future and that are unrelated to the Fund   s
performance, such as
       from offering proceeds, borrowings, and amounts from the Fund   s
affiliates that are
       subject to repayment by investors.
 Ms. Kellilyn Greco, Esq.
Page 3
November 1, 2023

   x   An investor will pay a sales load of up to [_]% and offering expenses of up to [_]%
       on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of
       [__]% in order to recover these expenses.


   PROSPECTUS
   SUMMARY OF TERMS, pages 6-13
9. Beginning on page 6, the prospectus contains a    Summary of the Terms" of
the
   offering, or a synopsis. The synopsis should contain a brief description of the key features and principal strategies of the Fund with cross references to the more detailed disclosure in Item 8 and elsewhere in the prospectus. Please revise to disclose the key features of the Fund. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis
   should provide a    clear and concise [emphasis added]    description of the
key features
   of the offering and the Fund, with cross-references to relevant disclosure elsewhere in the Prospectus or Statement of Additional Information). See also Item 8.2.b.(1) of
   Form N-2; Item 8.4. of Form N-2 and Instruction a. thereto.
10. See comment 9 above. There are discrepancies between disclosure in the synopsis and in the more detailed disclosure later in the prospectus that makes identifying the principal strategies hard to understand. For example:
       (a) You immediately disclose what the Fund's private credit investments will be
       right after the description of the Fund   s 80% policy. In the last full
paragraph on
       page 7 you state that the Fund also invests in private credit investments and to a lesser extent public credit instruments. If you intend private and public credit securities to be part of the 80% policy, consider adding a sentence that the Fund will invest in both private and public credit securities to make this clear. Clearly define what will be in the 80% policy generally before disclosing additional policies.

       (b) On page 20 of the prospectus, you state that the Fund will primarily invest in
       North America-domiciled investments and may also make European-domiciled investments. On Page 9, you state that the Fund could invest in foreign-domiciled
       debt and equity securities, including emerging markets. If investments in North
       America-domiciled investments and European-domiciled investments are the primary investments, consider adding this in the synopsis and Item 1 with
       additional, non-primary investments described clearly in subsequent disclosure.

       (c) Cross reference to other sections of the prospectus that discuss investment policies in more detail.
 Ms. Kellilyn Greco, Esq.
Page 4
November 1, 2023

11. On Page 7 you state that a portion of the Fund's assets will be invested in cash in certain circumstances or market environments. Please add disclosure briefly discussing these "certain circumstances or market environments."
12. On page 8 of the prospectus, you state that the Fund may invest in preferred securities.
    Please clarify if preferred securities are part of the 80% policy or not. If the former, please define debt securities in the prospectus to include preferred securities.
13. In the first full paragraph on Page 8 of the prospectus, you disclose that the Fund may invest through wholly-owned subsidiaries. Please disclose that the Fund does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.
14. Please confirm whether the financial statements of the wholly-owned subsidiaries discussed on Page 8 and elsewhere will be consolidated with those of the Fund. If not, please explain why not.
15. In the first full paragraph on Page 8 of the prospectus, you state that any Subsidiary will follow the same compliance policies and procedures as the Fund and that the Fund will look through any such subsidiary to determine compliance with its investment policies. Please disclose here, or in response to Item 8 disclosure that covers these points as relevant to the Fund:
   x   Disclose that the Fund complies with the provisions of the Investment
Company
       Act governing capital structure and leverage (Section 18) on an aggregate basis
       with the Subsidiary so that the fund treats the Subsidiary   s debt as
its own for
       purposes of Section 18.
   x   Disclose that any investment adviser to the Subsidiary complies with provisions of
       the Investment Company Act relating to investment advisory contracts (Section 15)
       as if it were an investment adviser to the Fund under Section 2(a)(20) of the
       Investment Company Act. Any investment advisory agreement statement. If the
       same person is the adviser to both the Fund and the Subsidiary, then, for purposes
       of complying with Section 15(c), the reviews of the Fund   s and the
Subsidiary   s
       investment advisory agreements may be combined.
   x   Disclose that each Subsidiary complies with provisions relating to affiliated
       transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.
   x   Disclose any of the Subsidiary   s principal investment strategies or
principal risks
       that constitute principal investment strategies or risks of the Fund. The principal
 Ms. Kellilyn Greco, Esq.
Page 5
November 1, 2023

       investment strategies and principal risk disclosures of a fund that invests in a
       Subsidiary should reflect aggregate operations of the fund and the Subsidiary.
   x   Confirm in correspondence that the Subsidiary and its board of directors will agree
       to inspection by the staff of the Subsidiary   s books and records,
which will be
       maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
   x   Confirm in correspondence that the wholly-owned subsidiary   s
management fee
       (including any performance fee), if any, will be included in
Management Fees,
       and the wholly-owned subsidiary   s expenses will be included in
Other Expenses
       in the Fund   s fee table.
16. Please disclose supplementally to the staff whether the Fund intends or will make investments through a foreign controlled company and, if so, whether the Subsidiary and its board of directors will agree to designate an agent for service of process in the
    United States.
17. On Page 8 of the prospectus, you state that the Fund could receive equity securities as part of debt offerings and later in the paragraph state that the Fund may invest in foreign debt and equity securities, including in emerging markets. Please confirm supplementally to the staff whether these equity securities are part of the
Fund   s 80%
    policy or not. If such investments will not be a principal strategy, consider moving this disclosure to Item 8.
18. On Page 9 of the prospectus, you include a description of the different fees, including the Incentive Fee. Consider adding a graphical representation of the income-related portion of the incentive fee, and examples demonstrating the operation of the incentive fee in the prospectus. In Comment 23 to the Summary of Fund Expenses, a similar comment is included. You also could include disclosure that graphical examples are included with the fee table and cross reference to that section of the prospectus.
19. The last sentence on Page 10 of the prospectus states that the expense limitation agreement shall continue until the Adviser ceases to be the manager of the Fund or upon mutual agreement between the Adviser and the Fund's Board. Please modify the
    Expense Limitation and Reimbursement Agreement disclosure on Page 10 and elsewhere to clarify the period for which the expense reimbursement or fee waiver
    arrangement is expected to continue, including the expected termination date (i.e., disclose that that the fee waiver will be in effect for one year after the effectiveness of the registration statement). Please also confirm and disclose that only the Board of
    Trustees can terminate the waiver before its expiration. Please also remove or modify the reference to extraordinary expenses being determined in the sole discretion of the
    Adviser as identifying extraordinary expenses is governed by other factors, including
 Ms. Kellilyn Greco, Esq.
Page 6
November 1, 2023

   in Instruction 2. ii. of Item 27(d) of Form N-1A. For example, on Page 14 of the prospectus in footnote 3 to the fee table, you state that the waiver and reimbursement agreement will be in place for one year from the date of commencement of the
Fund   s
   operations.
20. On Page 11 of the prospectus, you define the term Eligible Investor to mean an
    accredited investor. In the next paragraph entitled "The Offering", you refer to investors. Because you define Eligible Investor in the preceding section, please use the terminology in the following section on The Offering. For example, replace "investor"
    in first sentence with the defined term    Eligible Investor.


PROSPECTUS
SUMMARY OF FUND EXPENSES, pages 14-16
21. On Page 14 of the prospectus, please sequence the presentation of the Investment
    Management Fees, which should be expressed as a percentage of average net assets before Distribution and/or Service Fees to conform with Form N-2 fee table formatting.
22. On Pages 14-15 of the prospectus, explain supplementally to the staff whether Other
    Expenses in the fee table include offering expenses.
23. On Page 16 of the prospectus in the Fee Examples, please provide a graphical
    representation and examples of the operation of the Incentive Fee.
24. Please confirm that the expense table will only include the waiver for the period of time the waiver agreement is in effect. Explain any other assumptions in preamble of example.
PROSPECTUS
INVESTMENT OBJECTIVE AND STRATEGIES, pages 17-21
25. Beginning on Page 17 of the prospectus, please review all Item 8 disclosure to ensure all required elements are included. For example, we noticed that the Item 8 disclosure does not contain disclosure that:
a. the shares will not trade on an exchange; and
b. does not discuss the fundamental repurchase policy in Item 8. Although detailed
   discussion of the Fund   s fundamental repurchase policy begins on Page 59,
it is not
   discussed prior to the discussion of the risk factors that includes the risks associated with the repurchase policy.
26. Beginning on Page 18 of the prospectus, please conform changes to the investment strategies and processes made in response to previous comments. Conform description
 Ms. Kellilyn Greco, Esq.
Page 7
November 1, 2023

      of the investment policies to changes made in response to earlier comments. For example, the Rule 35d-1 requires the Fund to adopt a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities, not credit securities. Please then clearly describe how the
      Fund interprets    debt securities    for purposes of the 80% policy and
then clearly
      delineate the principal strategies of the Fund.
27. In the fourth full paragraph on Page 18, you state that the Fund also invests in private credit investments (and to a lesser extent, other public credit instruments
.. . . .)" The
    previous paragraphs describe the Fund   s private credit investments and
this paragraph
    creates ambiguity as to whether private credit investments are a principal investment strategy or an additional strategy. For greater clarity, consider defining more generally first what is included in the 80% policy (and hence likely principal strategies) and then in other principal investments that may be included in the remaining 20%.
This
    comment also applies to whether public credit investments are included in the 80%
    policy.
28. In the SAI you state that the repurchase policy is fundamental and cannot be changed without a vote of shareholders. The repurchase policy should be disclosed as a fundamental policy in Item 8. As stated in Comment 25, consider adding a brief discussion of the fundamental repurchase policy in this section before the discussion of the risks of this Fund rather than solely beginning on page 59 after the principal risks of the Fund are discussed.
29. On Page 20 of the prospectus, you state that the Fund will principally invest in North
    America-domiciled debt instruments and may also invest in European-domiciled instruments. Earlier in the synopsis you include a statement that the Fund could invest in foreign issuers, including issuers in emerging markets, but the Item 8 disclosure does not contain disclosure about the Fund investing in issuers domiciled in emerging markets and seems to preclude those investments based on the chart. Describe with greater clarity what the principal investment strategies of the Fund are, and if emerging markets investments are non-principal strategies, consider removing such disclosure from the synopsis but include in the SAI or Item 8.
30. In the third full paragraph on page 21 of the prospectus, you disclose that unallocated opportunities in investments could be given to other persons or investors. Please explain supplementally to the staff whether allocations can be made to affiliated funds of the adviser and, if so, that the adviser will comply with the provisions of Section 17 of the Investment Company Act, including subsection (d).
PROSPECTUS
PRINCIPAL RISK FACTORS, pages 23-50
 Ms. Kellilyn Greco, Esq.
Page 8
November 1, 2023



31. In the first paragraph on Page 23 of the prospectus, you state that the Fund intends to be a limited derivatives user and further state that under Rule 18f-4, that reverse repurchase agreements or similar financings aggregated with other indebtedness do not need to be included in the calculations for a limited derivative user. This last sentence needs additional context. Please revise this sentence to reflect the fact that reverse repurchase agreements or similar financing transactions aggregated with other
    indebtedness do not need to be considered derivatives transactions and included in the calculation of whether the Fud satisfies the Limited Derivatives User exception noted
    above if the Fund elects to comply with the asset coverage ratio requirements of section 18 of the Investment Company Act when entering into those transactions.
    Alternatively, the Fund could state it will calculate its derivatives exposure in order to determine if it is a Limited Derivatives User in accordance with rule 18f-4(c)(4).
32. Beginning on Page 23 of the prospectus, in the section entitled
Principal Risk
    Factors   , consider reordering principal risk factors in descending order of importance.
    There is generic risk disclosure from Page 23-29 but the main investment risks for this
    Fund begin on Page 29.
33. On Page 24 of the prospectus, conform the risk disclosure of the Fund   s
operation as an
    interval fund to the requirements in Guide 10 to Form N-2. For example, add disclosure that:
       x   The effect of repurchase offers and related liquidity requirements on portfolio
           management and on the ability of the registrant to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the
           Fund's shares, and that this may decrease the Fund's investment opportunities.
       x   Because the prospectus states that the Fund could borrow to meet distribution
           requirements, add disclosure of the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender. If the Fund believes that share repurchases will be funded with the proceeds of sales of portfolio securities, it should disclose that fact and the risk that the need to sell securities to fund repurchase offers may affect the market for the portfolio securities being sold, which may, in turn, diminish the value of an investment in the Fund.
       x   The effect that repurchases may have on the ability of the registrant to qualify
           as a regulated investment company under the Internal Revenue Code. Ms. Kellilyn Greco, Esq.
Page 9
November 1, 2023

34. On Page 28 of the prospectus, the risk factor    Economic Recession or
Downturn Risk
    appears to be duplicative of a risk factor included on Page 27. If duplicative, please delete.
35. On Page 37 of the prospectus under the heading    FOCUSED INVESTMENT RISK
,
    you describe the impacts of potential focused investments in particular industries.
    However, on page 2 of the SAI, you state that the Fund will not concentrate its investments in any particular industry. Please reconcile this disclosure
with the Fund   s
    fundamental policy of not concentrating its investments in any particular industry.
36. On Page 37 of the prospectus in the section entitled    PARTICIPATION ON
    CREDITORS    COMMITTEES AND BOARDS OF DIRECTORS   , consider adding
    disclosure that participation on such committees can result in the Adviser being deemed to be in possession of material non-public information that could prevent their ability to trade in such securities until such information is made public.
37. Pages 45-47 of the prospectus contains disclosure about derivative instruments that the
    Fund could purchase. Earlier in the prospectus, you state that the Fund intends to qualify as a limited derivative user. Consider whether this disclosure is a concise description of the risks of this Fund and, if not, whether some of the information is more appropriate for the SAI. For example, there is disclosure about option investments.
PROSPECTUS
DISTRIBUTOR, page 52-53
38. On Page 52 of the prospectus under the heading    Distributor   , please
include the
    compensation to be paid to the Distributor.
PROSPECTUS
FUND EXPENSES, page 54-56
39. On Page 54 of the prospectus in the under the heading    Fund Expenses   ,
you include
    as a Fund expense all costs and expenses associated with the registration of the Fund.
    Explain supplementally to the staff whether the costs associated with the registration of the Fund refer to organizational costs and if so, how will those costs be amortized and over what period.
PROSPECTUS
VOTING, page 56
40. Page 56 of the prospectus contains a section entitled    VOTING   . Item 10
of Form N-
    2 requires specific information regarding capital stock. Please ensure that the
 Ms. Kellilyn Greco, Esq.
Page 10
November 1, 2023

   prospectus includes all information on the rights of the capital shares required by Item
   10. For example:
       x   there is no discussion of dividend rights, policies and limitations as required by
           Item 10.1.a;
       x   there is no discussion of the Dividend Reinvestment Plan mentioned in the tax
           discussion on Page 64 of the prospectus; and
       x   there is no disclosure about any limitations on a change of control as required
           by Item 10.1.f. Please supplementally confirm with the staff whether the
           Fund   s organizational documents contain any provision that would limit a
           change in control resulting from extraordinary corporate
transactions.
       x   Please provide the staff with a copy of the Fund's By-Laws.
PROSPECTUS
CONFLICTS OF INTEREST, pages 56-58
41. Please add disclosure about the use of certain techniques, such as leverage, that could result in increased compensation for the adviser.
PROSPECTUS
OFFERS TO REPURCHASE & TRANSFER OF SHARES, pages 58-60
42. Please delete the first sentence on Page 59 of the prospectus in the section entitled
       OFFERS TO REPURCHASE    and revise to state that involuntary redemptions
will
    be conducted consistent with rule 23c-2.
43. On Page 60 of the prospectus in the section entitled    TRANSFER OF SHARES
 , you
    state that shares of the Fund may be transferred only by operation of law or under other
    limited circumstances, with the consent of the Board    (which may be
withheld in its
    sole discretion, and is expected to be granted, if at all, only under extenuating
    circumstances).    Please disclose under what limited circumstances such
transfers
    would be approved and under what circumstances the Board would withhold its consent.
PROSPECTUS
TAXES, pages 62-67
44. The section on    TAXES    beginning on page 62 of the prospectus contains
detailed tax
    disclosure. Item 10.4 requires a concise description of the tax consequences to investors. Consider moving detailed tax disclosure beyond the information called for in Item 10.4 to the SAI.
 Ms. Kellilyn Greco, Esq.
Page 11
November 1, 2023

45. Page 65 of the prospectus contains a paragraph on    Sales, Exchanges and
    Redemptions   . Please revise this discussion regarding the exchange or
sale of shares
    and conform disclosure to the specific risks of this Fund, or otherwise supplementally explain how this disclosure is relevant for the Fund.
SIGNATURE PAGE
46. Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer and a majority of the
    Trustees. This registration statement was signed solely by the Initial Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.
GENERAL COMMENTS
47. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
48. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
49. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.
50. There is no indication that the Fund proposes to engage in any formation transactions.
    Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.
51. If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the
    Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
52. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
53. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the
 Ms. Kellilyn Greco, Esq.
Page 12
November 1, 2023

      filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
In closing, we remind you that the Fund and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                          * * * * *
If you have any questions prior to filing a pre-effective amendment, please call me at (303)
324-6165.
                                                               Sincerely,

                                                               /s/ Eileen
Smiley

                                                               Eileen Smiley
                                                               Senior Counsel
cc:      Michael Spratt
         Thankam Varghese